Catalyst Ventures, Inc.
1739 Creek Stone Circle
San Jose, CA 95133

October 30, 2007

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

      Re:   Catalyst Ventures Inc.
               Withdrawal of Form SB-2
                File No. 333-136075

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Catalyst Ventures, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on September 20, 2006 (SEC File No. 333-136075) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested based on the Company's present capital requirements for its operations.  . Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Catalyst Ventures, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

Catalyst Ventures, Inc.

By: /s/ Kenneth Green
        Kenneth Green
        President